Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc.
Amendment No. 6 Registration Statement on Form S-11
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 9, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333-169821) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 6, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on February 7, 2011, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on May 13, 2011, Amendment No. 4 to the Registration Statement filed by the Company with the Commission on June 9, 2011 and Amendment No. 5 to the Registration Statement filed by the Company with the Commission on August 3, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Amendment No. 6 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6.  All page number references in the Company’s responses are to page numbers in Amendment No. 6.

1.	We note comments nos. 1 and 2 of our letter dated June 21, 2011. Please tell us how you complied with these comments.

We have faxed to your attention and have filed via EDGAR our responses to comments no. 1 and 2 contained in your letter dated June 21, 2011.

August 12, 2011

2.
We note your revisions to your filing regarding the characterization of the price per retail share of $9.00 without clarification that aggregate consideration will be $9.90. Please revise your filing to clarify that aggregate consideration for retail shares will be $9.90. Your revisions should be of, but not limited to, the following disclosures: (1) the table under the section for Texas Investors, (2) the disclosure underneath and footnotes underneath your use of proceeds table in the Prospectus Summary and the Estimated Use of Proceeds.

The disclosure has been revised as requested.  Please see the changes to the cover and the disclosure and footnote under the use of proceeds table in the Summary section and the Estimated Use of Proceeds section.

3.
We note revisions to your filing in the table under the section for Texas Investors. It does not appear that all the amounts in the maximum offering column are consistent with the disclosures in your filing. Please revise.

The disclosure has been revised as requested.

Valuation Policies, page 131

4.
Based on your revised disclosure, it appears that Duff & Phelps, LLC, will be calculating the values of your properties as well as your real estate related liabilities and these values will be disclosed in the prospectus. As such, please revise the consent provided by Duff & Phelps to cover the numbers representing such valuations.

The disclosure has been revised in accordance with our telephone conversation on August 9, 2011 to more accurately emphasize the role of the advisor in calculating the net asset value and to reflect that the independent valuer will provide an estimate of the fair market value of the Company’s real estate assets while the advisor will estimate the market value of the Company’s real estate liabilities.  As a result, we do not believe any revision to the consent of Duff & Phelps is required.  Please see the changes to pages 4, 5, 131, 132, 134 and 171.

August 12, 2011

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.